[OMM LETTERHEAD]

January 10, 2011

BY EDGAR AND BY FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 7010

Washington, D.C. 20549

Attention:	Pamela A. Long
Assistant Director

	Re:	Apollo Global Management, LLC
Amendment No. 6 to Registration Statement on Form S-1
File Number 333-150141

Dear Ms. Long:

Set forth below are the responses of Apollo Global Management, LLC, a Delaware limited liability company (the “Company”) to the comment letter of the staff (the “Staff”) with respect to the above referenced registration statement on Form S-1 (as amended on August 12, 2008, November 23, 2009, February 1, 2010, March 22, 2010 and October 7, 2010, the “Registration Statement”). Enclosed herewith is a copy of Amendment No. 6 to the Registration Statement (“Amendment No. 6”), as filed with the Securities and Exchange Commission (the “Commission”), which has been marked to indicate the changes made to Amendment No. 5 to the Registration Statement filed on October 7, 2010. The Company has reviewed this letter and authorized us to make the representations to you on its behalf.

For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s response thereto. Caption references and page numbers refer to the captions and pages contained in Amendment No. 6 unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 6.

General

1.	Please include an explanatory note after the facing page of the registration statement and before the prospectuses explaining that the registration statement contains two forms of prospectus, explaining why this is the case and describing the material differences in the offerings made under each prospectus. For example, state how many shares each prospectus covers, who is offering the shares (the company and/or selling shareholders) and the underwriting or plan of distribution for each offering.

Securities and Exchange Commission

Division of Corporate Finance

January 10, 2011

In response to the Staff’s comment, the Company respectfully advises the Staff that it has included an explanatory note after the facing page of the registration statement describing the two prospectuses.

2.	We note that you intend to offer shares for resale under the each of the prospectuses that were sold in the 144A offering. We assume a portion of the shares sold in that offering will be included in the IPO prospectus and that remainder will be included in the resale prospectus. Please confirm supplementally whether this is your intention, and note that we may have additional comments when you amend to include the selling shareholder information in each filing.

In response to the Staff’s comment, the Company respectfully advises the Staff that the participating selling shareholders intend to offer Class A shares for resale under each of the prospectuses that were sold in the Rule 144A Offering. A portion of the Class A shares that the selling shareholders acquired in the Rule 144A Offering will be included in the IPO prospectus and the remainder will be included in the resale prospectus. The Company acknowledges that the Staff may have additional comments when the Company amends the registration statement to include the selling shareholder information in each prospectus.

3.	Please note the updating requirements of Rule 3-12 of Regulation S-X.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has updated the financial statements in the registration statement. In addition, the Company respectfully advises the Staff that it will update the financial statements as necessary to comply with the requirements of Rule 3-12 of Regulation S-X prior to the effectiveness of the registration statement.

The Private Offering Transactions and the Strategic Investors Transaction, page 14

4.	We note disclosures several places in the IPO prospectus which state that this prospectus is part of a shelf registration statement. Examples appear on page 14 under “The Private Offering Transactions and the Strategic Investors Transactions,” and on page 74 under “Our Class A share price may decline ...” There may be other instances where this disclosure appears as well. This disclosure may be confusing to an investor who only receives the IPO prospectus, which describes a firm underwriting. Please revise these references to provide additional context so that investors receiving the IPO prospectus understand that selling shareholders are conducting a concurrent offering of additional shares pursuant to a separate prospectus that also forms a part of this registration statement.

In response to the Staff’s comments, the Company has revised its disclosure in the IPO prospectus, including pages 12 and 67, to correct the references to “shelf registration statement” and “shelf effectiveness date” to “registration statement” and “registration effectiveness date,” respectively. The Company has also made corresponding amendments to the Resale prospectus.

Securities and Exchange Commission

Division of Corporate Finance

January 10, 2011

Summary Historical and Other Data

(g) Economic Net Income, page 35

5.	We note your response to comment 12 from our letter dated April 12, 2010. Please revise your filing to specifically identify those adjustments that meet the definition of non-recurring, infrequent or unusual. Please refrain from describing any of the other charges or gains as non-recurring, infrequent or unusual. Please note that you are permitted to make these adjustments when you believe they are appropriate, subject to Regulation G and the other requirements of Item 10(e) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on pages 27 and 28.

Reconciliation of Net Loss Attributable to Apollo Global Management, LLC, page 36

6.	We note your response to comment 11 from our letter dated April 12, 2010. Please revise to explain the reason for adjustment iii relating to the net loss (income) of Metals Trading Fund. In addition, please revise to explain why the amount for adjustment iv for the six months ended June 30, 2009 does not agree to the amounts presented on page 137.

In response to the Staff’s comment, the Company has revised its disclosure on page 28.

Selected Financial Data, page 102

7.	Please revise your table on page 103 to disclose net loss per Class A share for each period presented. Please refer to Instruction 2 to Item 301 of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 95.

Condensed Consolidated Financial Statements (Unaudited)

Non-Controlling Interests

8.	We note your presentation of Net (loss) income attributable to Non-Controlling Interests in Consolidated entities and Net loss attributable to Non-Controlling Interests in Apollo Operating Group. Please revise your condensed consolidated statements of operations to only reflect one line item for all non-controlling interests, regardless of their nature. Refer to FASB ASC 810-10-50-1A. Your footnotes to your financial statements should disclose the components of this line item. Please address this comment as it relates to your annual financial statements.

Securities and Exchange Commission

Division of Corporate Finance

January 10, 2011

In response to the Staff’s comment, the Company has revised its disclosure on pages F-3, F-45, F-64 and F-115.

9.	Pease revise your Condensed Consolidated Statement of Changes in Equity to reflect the following:

•	Show the allocation to Appropriated Partners’ Deficit below total comprehensive income.

•

Present amounts of consolidated net income and consolidated comprehensive income and the related amounts of each attributable to Apollo Global Management, LLC and non-controlling interests in accordance with ASC 810-10-50-1A. Alternatively, you may present this information in a separate statement of comprehensive income.

•	Address this comment as it relates to your annual financial statements.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-4, F-65 and F-66.

10.	Please revise to provide the disclosures required by FASB ASC 810-10-50-1A(d) for transfers to and from your non-controlling interest.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-45, F-115 and F-116.

Note 1 – Organization and Basis of Presentation, page F-8

11.	Please revise to more fully explain the circumstances surrounding your decision to consolidate Apollo Metals Trading Fund, L.P. beginning in April 2010. Your disclosures on page F-14 imply that this fund was formed during the second quarter of 2010, however, disclosures on page 108 suggest the fund was formed in 2008. Please revise to clarify why you consolidated this fund beginning April 2010 instead of upon adoption of ASU 2009-17 on January 1, 2010.

In response to the Staff’s comment, the Company has revised its disclosure on page F-8.

Note 2 – Summary of Significant Accounting Policies, page F-9

12.	Please revise the “principals of consolidation” section of your footnote to more fully explain the nature of items included in appropriated partners’ deficit. It is unclear how you determined the amount of net loss to allocate to appropriated partners’ deficit for the six months ended June 30, 2010.

Securities and Exchange Commission

Division of Corporate Finance

January 10, 2011

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the “principles of consolidation” section of its footnote on page F-9 to more fully explain the nature of the items included in appropriated partners’ deficit.

13.	Tell us why you classified the transition adjustment upon adoption of ASU 2009-17 as a component of non-controlling interests in consolidated entities rather than as an adjustment to Appropriated Partners’ Deficit.

In response to the Staff’s comment, the Company has revised the “principles of consolidation” section of its footnote on page F-9. The Company respectfully advises the Staff that upon adoption of the amended consolidation guidance on January 1, 2010, the Company determined that it was the primary beneficiary of one variable interest entity (the “consolidated VIE”). The Company recorded the assets and liabilities of this consolidated VIE at fair value on the date of transition and recognized a cumulative effect adjustment to Non-Controlling Interests. The transition adjustment related to the consolidated VIE was classified as a component of Non-Controlling Interest rather than an adjustment to Appropriated Partners’ Deficit because this amount represented 100% of the equity ownership of the consolidated VIE held by six Apollo funds and one unaffiliated investor (each a “Fund” and collectively, the “Funds”). The equity ownership for each respective Fund was initially based on each Fund’s direct capital contribution to the consolidated VIE. The Company has revised its disclosure on page F-9 to more fully explain this.

Note 3 – Investments, page F-15

14.	We note your response to comment 26 from our letter dated April 12, 2010. Please explain why you did not include your contractual arrangements for fees such as management fees and carried interest in your significance test calculations and tell us the impact that the inclusion of these arrangements would have had on the results your significance tests.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not believe that its contractual fee arrangements, such as management fees and carried interest, should be included in the significance test calculations for the following reasons:

(i) The management fees and carried interest earned by the Company are not deemed to be “equity in the income” of its investees.

Paragraph 2410.2 of the SEC Reporting Manual states in part:

“…registrants should measure S-X 3-09 significance using the investee’s financial results used by the registrant to calculate the registrant’s equity in the income or loss of the investee presented in the registrant’s financial statements.”

Securities and Exchange Commission

Division of Corporate Finance

January 10, 2011

The Company considers “equity in the income” of its investees to be based on ownership percentage. Neither carried interest nor management fees earned by the Company represent “equity in the income” of the investee based on the ownership percentage. Rather, carried interest is a fee earned by the Company based on the performance of its funds. Management fees are fees earned by the Company for services it has provided to its fund investees.

(ii) Neither management fees nor carried interest fall under any of the items identified in (a) through (d) below from Section 2410.3 of the SEC Reporting Manual:

“Include in the numerator of the S-X 1-02(w) income test the registrant’s equity in the income or loss of the investee presented in the registrant’s income statement including:

a.	Any write-down of the investment for impairment that is not otherwise reflected in the investee’s financials;

b.	Any impairment of goodwill associated with the registrant’s equity investment;

c.	Any amortization/accretion of a difference between the carrying amount of an investment and the underlying equity in net assets of the investee;

d.	Any gains or losses of the registrant in the most recently completed fiscal year stemming from dispositions of an interest in the tested investee or gains and losses recorded by the registrant as a result of issuance or reacquisition by the investee of its stock. All other gains or losses stemming from dispositions of interests in the tested equity method investee may be excluded.”

Due to the reasons provided above, the Company respectfully advises the Staff that it does not believe that its contractual fee arrangements, such as management fees and carried interest, should be included in the significance test calculations.

The Company respectfully advises the Staff that the inclusion of contractual fee arrangements such as carried interest income and management fees would have had the following results on the Company’s significance tests that were performed for the year ended December 31, 2009:

•

The inclusion of such amounts identified the following five equity method investees which would have individually exceeded the 10% significance threshold under the income test: Apollo Credit Opportunity Fund I, L.P. (“COF I”), Apollo Credit Opportunity Fund II, L.P. (“COF II”), Apollo Investment Fund V, L.P. (“Fund V”), Apollo Investment Fund VI, L.P. (“Fund VI”), and Apollo Investment Fund VII, LP (“Fund VII”).

•	The inclusion of such amounts identified only Fund VII as also exceeding the 20% significance threshold under the income test when including the contractual fee arrangements.

•	The equity method investees identified in the previous two bullets were not significant under Rule 1-02(w) unless carried interest and management fees were included in the income test.

Even if the Company had included the contractual fee arrangements, the Company respectfully advises the Staff that it does not believe that the interim disclosures that would be required for the significant equity method investees would be relevant to the Company’s investors as the Company’s ownership in each of the respective equity method investees identified in the first two bullets is less than 2%.

15.	We note your response to comment 26 from our letter dated April 12, 2010. Please revise your interim financial statements to include the disclosures required by Rule 1-02(bb)(2) of Regulation S-X or tell us why you do not believe these disclosures are applicable to you. We note that you have provided similar disclosures on page F-89 for your annual financial statements.

The Company respectfully advises the Staff that it did not present summarized income statement information in its condensed and consolidated financial statements as of and for the nine months ended September 30, 2010 because the Company does not believe it is required under paragraph 2420.6 of the SEC Financial Reporting Manual.

Securities and Exchange Commission

Division of Corporate Finance

January 10, 2011

As indicated in paragraph 2420.6 of the SEC Financial Reporting Manual, the interim financial statements of the registrant must include summarized income statement information for each equity method investee whose significance exceeds 20 percent.

In accordance with paragraphs 2420.6 and 2420.7 of the SEC Financial Reporting Manual, the Company performed the income and investment tests under Rule 1-02 (w) to determine whether the equity method investee is significant to the interim period as of and for the nine months ended September 30, 2010. When performing the income test, the Company used the condensed consolidated statement of operations for the nine months ended September 30, 2010. When performing the investment test, the Company used both (1) the condensed consolidated statement of financial condition as of September 30, 2010 and (2) the condensed consolidated statement of financial condition as of December 31, 2009. The results of neither the income test nor the investment test exceeded the 20 percent significance level on an individual or aggregate basis.

In addition, the Company considered ASC 323-10-50-3(c) and determined that the investments, in the aggregate, are not material in relation to the financial position or results of operations of an investor.

As a result of the above, the Company did not present summarized income statement information in its condensed and consolidated financial statements as of and for the nine months ended September 30, 2010.

Note 4 – Variable Interest Entities, page F-23

16.	Please revise your filing to more fully explain the activities undertaken by the VIEs that you consolidate and the specific aspects of your relationship with these VIEs that resulted in consolidation upon the adoption of ASU 2009-17.

In response to the Staff’s comment, the Company has revised its disclosure on page F-23 to explain more fully the activities undertaken by its consolidated VIEs and the specific aspects of the Company’s relationship with these VIEs that resulted in consolidation.

Exhibit 8.1

17.	Please revise this exhibit to state that the discussion set forth in the prospectus is the opinion of O’Melveny & Myers, LLP.

In response to the Staff’s comment, the Company will furnish to the Staff a revised draft of Exhibit 8.1 under separate cover.

Securities and Exchange Commission

Division of Corporate Finance

January 10, 2011

If you have any questions regarding this Amendment No. 6 or the responses contained in this letter, please call the undersigned at (212) 326-2108.

Sincerely,

/s/ Monica K. Thurmond
Monica K. Thurmond of O’Melveny & Myers LLP

CC:	Securities and Exchange Commission
Ernest Green
Jeanne Baker
Craig Slivka

Apollo Global Management, LLC
John J. Suydam